Exhibit 21.1

SUBSIDIARIES OF MALIBU BOATS, INC.

Name	Jurisdiction of Organization
Malibu Boats Holdings, LLC	Delaware
Malibu Boats, LLC	Delaware
Malibu Australian Acquisition Corp.	Delaware
Malibu Boats Pty Ltd.	Australia